Filed by Horizon Offshore, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Cal Dive International, Inc.
Subject Company’s Commission File No.: 001-33206
Cautionary Statement on Forward-Looking Statements
Certain statements made herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “should,” “want,” “will,” “look forward to” and similar expressions are intended to identify forward-looking statements. The expectations set forth in this filing regarding accretion, expansion, achievement of annual savings and synergies, achievement of strong cash flow, sufficiency of cash flow to fund capital expenditures, achievement of debt reduction targets and the proposed merger of Horizon into a wholly owned subsidiary of Cal Dive are only the parties’ expectations regarding these matters. Actual future results may differ materially due to a variety of factors, including changes in the level of offshore exploration, development and production activity in the oil and natural gas industry, our inability to obtain contracts with favorable pricing terms if there is a downturn in our business cycle, intense competition in our industry, the operational risks inherent in our business, and other risks detailed in Horizon’s and Cal Dive’s respective filings with the Securities and Exchange Commission, copies of which may be obtained free of charge from the SEC’s website at www.sec.gov, or each company’s respective website, at www.horizonoffshore.com or www.caldive.com. Risks with respect to the combination of Horizon and Cal Dive include the risk that we will not be able to close the transaction, as well as difficulties in the integration of the operations and personnel of Horizon into Cal Dive. Each of Horizon and Cal Dive expects to incur substantial transaction and merger related costs associated with completing the transaction, obtaining regulatory approvals, combining the operations of the two companies and achieving desired synergies. Additional unanticipated costs may be incurred in the integration of the businesses. Expected benefits of the merger may not be achieved in the near term, or at all.
Additional Information
This document may be deemed to be soliciting material relating to the proposed merger transaction between Horizon and Cal Dive. In connection with the proposed merger, Cal Dive will file a Registration Statement on Form S-4, Horizon will file a proxy statement, and Cal Dive will file an information statement and both companies will file other relevant documents concerning the proposed merger with the SEC. Investors and securities holders of both companies are urged to read the Form S-4, proxy statement and information statement when they become available because those documents will contain important information about the proposed merger. The definitive proxy statement will be mailed to Horizon stockholders, and the definitive information statement will be mailed to Cal Dive stockholders. Investors and security holders may obtain a copy of such documents free of charge from the SEC’s website at www.sec.gov. Copies of such documents may also be obtained free of charge from Horizon’s website at www.horizonoffshore.com and Cal Dive’s website at www.caldive.com.
Participants in the Solicitation
The Company, Cal Dive and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the proxy statement and information statement referred to above. Additional information regarding the directors and executive officers of the Company is also included in the Company’s proxy statement (Form DEF 14A) for the 2007 annual meeting of the Company’s shareholders, which was filed with the SEC on April 24, 2007. This document is available free of charge at the SEC’s website www.sec.gov and by contacting Investor Relations at investorrelations@horizonoffshore.com. Additional information regarding the directors and executive officers of Cal Dive is also included in Cal Dive’s proxy statement (Form DEF 14A) for the 2007 annual meeting of Cal Dive’s shareholders, which was filed with the

SEC on April 9, 2007. This document is available free of charge at the SEC’s website www.sec.gov and by contacting Cal Dive at 400 North Sam Houston Pkwy. East, Houston, TX 77060, Attention: Investor Relations.
The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:
•	Email letter to Horizon employees dated June 12, 2007.
[Email letter to Horizon Employees]
June 12, 2007
     The primary purpose of this note is to provide you with more information on the announcement concerning CalDive purchasing Horizon Offshore. Last night, we and Cal Dive issued a joint press release announcing that Cal Dive was purchasing Horizon Offshore for the total purchase price of approximately USD$650 Million, using a combination of Cal Dive common stock and cash. For a full copy of the press release, go to our website “www.horizonoffshore.com” to review it. This transaction is subject to a number of conditions before it closes, namely our shareholder approval and US Justice Dept. approval. We expect the transaction to close some time in September 2007.
Primary Reasons For The Transaction
     This merger makes a lot of sense on many levels.
     First, it fills in certain of the gaps in Cal Dive’s construction services offering, namely the new company will be able to lay larger diameter pipe in deeper water primarily in the trunkline market and with Horizon’s derrick barges, the new company will be able to compete in the salvage/decommissioning business. Both of these activities generate significant diving work and the new company will be able to provide these services more efficiently using its own diving services. The combined company will be able to pursue certain projects that neither company could tackle individually hence we will be able to serve our customers more efficiently with the larger, more diverse fleet.
     Second, the new company will expand its international operations almost overnight, which is a fast growing market with solid prospects for the future. Cal Dive recently acquired Fraser Diving International, Ltd. in Southeast Asia and has offices in Dubai and Australia and we already have operations in Mexico and Southeast Asia.
     Third, the combination of the two companies will provide an increase in revenue and cash flow from Horizon’s current position.
     Fourth, Horizon gets available diving without building its own diving operations from ground up. And we get it now, with experienced personnel to operate it.
     Fifth, with a larger combined fleet of 35 vessels and over 2,000 employees, the new company will have economies of scale to negotiate better terms/prices with vendors, etc., lower our overall operating costs via synergies, provide more career opportunities worldwide for our employees, etc.
Integration
     Between now and when we close the transaction, Cal Dive and Horizon will focus on, among other items, identifying how we can integrate and combine the two companies effectively. As this will be a big effort, Cal Dive intends to retain an outside expert to assist in this integration effort and we will, of course, be soliciting your assistance and strong support. In general, members from the senior management team of both Cal Dive and Horizon will sit on a steering committee which will make the “big picture” decisions and review the integration’s progress. Senior leaders from each company will be in the central program integration office, and will report to the steering committee. Each function, such as HR, Safety, Supply Chain, Tendering/Sales, Accounting, Payroll, Offshore Operations, etc., will have an integration team, led by a team leader and made up of members from each of Cal Dive and Horizon. The integration team will first identify how each company performs those functions and then will identify how it can best combine the two companies in the most efficient manner possible. We will not begin to get our hands around the integration until the integration teams start working so we ask that everyone be patient. The integration teams will report to the program office on their progress. The overall integration plan is in its formative stages and we will rollout the full plan as soon as practicable.
     Until the transaction is closed, we must continue to operate as separate companies. This means, among other things, that we cannot and will not exchange customer information, contract pricing information, tendering strategy, etc. or other confidential information. If you have any doubt as to what can and cannot be shared between the two companies, please contact Cindy Matherne Muller, Senior Legal Counsel, or William B. Gibbens, III, General Counsel, to answer any questions. However, we can and will meet to plan for the integration of the two companies.
Communications
     We have been working with Cal Dive for many years. As this is a small industry, each of us know many of the Cal Dive folks and they know many of us at all levels of both organizations. Cal Dive recognizes that there are a lot of talented, experienced personnel both onshore and offshore at Horizon and Cal Dive has indicated it wants to retain as many of them as possible. During this time between signing a merger agreement and actually getting it closed, uncertainty and change associated with such a transaction can either become your friend or your enemy — we need to make it our “friend”. I am sure there will be a lot of “hall talk” and all sorts of other rumor/gossip, falsehoods, speculation, etc. To make uncertainty and change our “friend”, you must not just ignore such talk but actively and honestly communicate the facts, not fiction. We will attempt to communicate with you as much as practicable under the circumstances. Cal Dive has assured us that it plans to treat all Horizon employees with dignity, respect and professionalism, as we have earned it. Cal Dive wants as many of our employees as possible to join the Cal Dive family.
     For most of you, you should continue to do what you do best — work hard, work smart, work safe. We will keep you updated as matters progress. For those of you asked to join an integration team, you will act as a Horizon representative/ambassador and we know you will be a positive force in the workplace. With our work activity levels kicking up offshore and this transaction on our plate, it is certainly shaping up to be a busy summer. Let’s not lose focus on our customers and safe offshore operations. Be safe.